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Joseph Nurse

Cyber Systems Operations Administrator at MA air national guard

Sandwich, Massachusetts · 19 connections · **Contact info**

 **United States Air Force**

sandwich high school

About

I provide systems admin and customer support for all networks, workstations, servers, & IT equipment for a network with over 50 server racks and 80 connected clients and 300+ users to ensured 24/7/365 operations with 98% reliability.

Experience

 **Cyber Systems Operations Administrator**
United States Air Force
Nov 2008 – Present · 10 yrs 10 mos

- Operational knowledge of current AF DCGS SIGINT and IMINT PED operations
- Operational mission management and crew supervision experience
- Possess working knowledge of Deployable Ground Intercept Facility (DGIF) and Ground Control Processor system
- Cryptologic Equipment experience
- Manage user's accounts using LDAP
- System administrator for TMAN
- Help Desk/Desktop Support Specialist... See more

Education

sandwich high school
high school diploma, General Studies
2004 – 2008

Skills & Endorsements

Network Administration

Linux System Administration

Unix Administration

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